UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                                West Marine, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    954235107
                                 (CUSIP Number)

                               Randolph K. Repass
                               500 Westridge Drive
                          Watsonville, California 95076
                                 (831) 728-2700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 4, 2008
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.    |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------- ----------------------------------------------------------------------------------------------------------
                     Name of Reporting Person
1
                                                                                     Randolph K. Repass

-------------------- ----------------------------------------------------------------------------------------------------------
2                    Check the Appropriate Box if a Member of a Group                          (a)  |_|
                                                                                               (b)  |_|

-------------------- ----------------------------------------------------------------------------------------------------------
3                     SEC USE ONLY

-------------------- ----------------------------------------------------------------------------------------------------------
4                    Source of Funds (See Instructions)                                                   PF

-------------------- ----------------------------------------------------------------------------------------------------------
5                    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

-------------------- ----------------------------------------------------------------------------------------------------------
6                    Citizenship or Place of Organization                                                USA

---------------------------- -------- -----------------------------------------------------------------------------------------
         Number of           7        Sole Voting Power                                            6,517,363
          Shares
       Beneficially          -------- -----------------------------------------------------------------------------------------
         Owned by            8        Shared Voting Power                                            254,600
           Each
         Reporting           -------- -----------------------------------------------------------------------------------------
        Person With          9        Sole Dispositive Power                                       6,517,363

                             -------- -----------------------------------------------------------------------------------------
                             10       Shared Dispositive Power                                       254,600

-------------------- ----------------------------------------------------------------------------------------------------------
11                   Aggregate Amount Beneficially Owned by Each Reporting Person
                     6,771,963

-------------------- ----------------------------------------------------------------------------------------------------------
12                   Check if the Aggregate Amount in Row (11) Excludes Certain Shares            |_|
                     (See Instructions)                                                      Not Applicable

-------------------- ----------------------------------------------------------------------------------------------------------
13                   Percent of Class Represented by Amount in Row (11)                              30.8%*

-------------------- ----------------------------------------------------------------------------------------------------------
14                    Type of Reporting Person                                                           IN

-------------------- ----------------------------------------------------------------------------------------------------------



* The denominator is based on 22,019,655 shares of common stock outstanding as of August 1, 2008, as stated on the facing page of West Marine's Form 10-Q for the quarter ended June 28, 2008.

    This Amendment No. 2 (this "Amendment") amends the Schedule 13D filed by Randolph K. Repass on July 30, 2008, as amended (the "Schedule 13D"), with respect to the common stock, par value $0.001 per share, of West Marine, Inc. (the "Issuer") as specifically set forth.

Item 5.  Interests in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) See Items 11 and 13 of the cover page of this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by Mr. Repass.

         (b) See Items 7, 8, 9 and 10 of the second page to this Amendment, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by Mr. Repass as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of common stock.

                  Of the 6,771,963 shares shown as beneficially owned by Mr. Repass, (a) 6,290,763 are held in the name of Randy Repass, TTEE Randolph K. Repass 1996 Revocable Trust dated June 25, 1996, (b) 185,900 are held in the name of Repass-Rodgers Family Foundation, Inc., (c) 26,700 shares are held in trust for his minor son, (d) 14,000 shares in the aggregate held in trusts for the benefit of his grandchildren, and (e) 254,600 shares are held in the name of his wife. Mr. Repass disclaims beneficial ownership of the shares held by his wife. The Repass-Rodgers Family Foundation is a corporation organized under
Section 501(c)(3) of the Internal Revenue Code, and neither Mr. Repass, his wife nor any other member of his family has a pecuniary interest in the shares held by the Foundation.

                  The percentage of the common stock set forth in this Item 5 was calculated based upon 22,019,655 shares of common stock outstanding as of August 1, 2008, as stated on the facing page of West Marine's Form 10-Q for the quarter ended June 28, (2008).

         (c) During the 60-day period ended September 11, 2008, Mr. Repass conducted the following transactions in the Issuer's common stock. Each of the below listed aggregate transactions were purchases made pursuant to a Rule 10b5-1 trading plan. The weighted average purchase prices exclude brokerage commissions paid.

         Date                  No. of Shares          Weighted Average
                                                       Purchase Price

       08/15/08                   13,000                   $4.1314
       08/18/08                   21,700                   $4.1529
       08/19/08                   22,400                   $4.1691
       08/20/08                   20,800                   $4.1910
       08/21/08                   22,400                   $4.2465
       08/22/08                   22,400                   $4.2545
       08/25/08                   18,400                   $4.2489
       08/26/08                   19,700                   $4.3202
       08/27/08                   19,700                   $4.3521
       08/28/08                   10,000                   $4.6157
       08/29/08                    7,800                   $4.9843
       09/02/08                   15,700                   $5.6828
       09/03/08                    5,000                   $6.0733
       09/04/08                   20,800                   $6.0366
       09/05/08                   19,900                   $6.1083
       09/08/08                   21,100                   $6.2058
       09/09/08                   21,067                   $6.1929
       09/10/08                   21,700                   $6.1161
       09/11/08                   21,700                   $6.0774
       09/12/08                   21,700                   $6.1442

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's common stock beneficially owned by Mr. Repass.

         (e) Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him is true, complete and correct.



Date: September 15, 2008               By  /s/ Randolph K. Repass
      ----------------------               ----------------------------
                                           Randolph K. Repass